Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160190

PROSPECTUS SUPPLEMENT

(to Prospectus dated August 6, 2009)

7,246,087 Shares

SmartHeat, Inc.

Common Stock

We are offering 7,246,087 shares of our common stock at a price of $9.00 per share.

Our common stock trades on The NASDAQ Global Market under the symbol “HEAT.” The last reported sale price of our common stock on September 17, 2009 was $10.06 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page S-11 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$9.00	$65,214,783
Underwriting discounts and commissions	$0.63	$4,565,035
Proceeds, before expenses, to us	$8.37	$60,649,748

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 1,086,913 shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

The underwriters expect to deliver the shares of our common stock on or about September 22, 2009.

Sole Book-Running Manager	Co-Lead Manager

William Blair & Company	BMO Capital Markets

The date of this prospectus supplement is September 17, 2009.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form S-3 (File No. 333-160190) that we filed with the Securities and Exchange Commission, or the SEC, and that was declared effective by the SEC on August 6, 2009. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of our common stock being offered, certain risks of investing in our common stock and other items. The accompanying prospectus provides additional information. You should read this entire prospectus supplement as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus prepared by or on behalf of us, or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein is accurate only as of the respective dates of those documents in which the information is contained, regardless of the time of delivery of this prospectus supplement or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

The terms “SmartHeat,” “Company,” “we,” “our” or “us” in this prospectus supplement refer to SmartHeat, Inc. and its subsidiaries, unless the context suggests otherwise. Additionally, unless we indicate otherwise, references in this prospectus supplement to:

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“$,” “US$” and “U.S. dollars” are to the legal currency of the United States.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference. This summary does not contain all of the information you should consider before investing in our common stock. Before deciding to invest in shares of our common stock, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein, including the discussion of “Risk Factors” and our consolidated financial statements and the related notes. Moreover, the information contained in this prospectus supplement includes “forward-looking statements,” which are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments actually affecting us will be those anticipated. Please see page 1 of the accompanying prospectus for cautionary information regarding forward-looking statements.

Our Company

We are a leading designer, manufacturer and seller of clean technology heat exchangers and related systems in the People’s Republic of China (“China”). Our products are used by our customers in the industrial, residential and commercial markets in China to improve energy utilization and efficiencies and reduce pollution by reducing the need for coal fired boilers. We design, manufacture, sell and service plate heat exchangers (“PHEs”), PHE units, which combine PHEs with various pumps, temperature sensors, valves and automated control systems (“PHE Units”), and heat meters for use in commercial and residential buildings. Our products and systems are an important element in providing a clean technology, mission-critical solution to energy consumption and air pollution problems in China and are commonly used in a wide variety of industrial processes where heat transfer is required. Common applications include energy conversion for heating, ventilation and air conditioning (“HVAC”) and industrial use in petroleum refining, petrochemicals, metallurgy, food and beverage and chemical processing. Our PHE Units are custom designed by our own in-house engineers and sold under our own Taiyu brand name, while our PHEs are sold under both our Taiyu brand as well as the Sondex brand name. We are also the sole authorized dealer of Sondex PHEs for northern China.

A PHE is a device that transfers energy from one fluid to another across a solid surface. PHEs are made of stainless steel, titanium or nickel alloy plates that are sealed by gaskets and then bolted together in a large metal frame that holds the plates together. Plates come in a variety of sizes and wave patterns, have large heat transfer surfaces and high thermal conductivity. The quantity and size of the plates and size of the PHEs and PHE Units vary according to particular application requirements.

Among the primary advantages of plate heat exchangers as compared to traditional shell and tube heat exchangers is their efficiency, compact design and ease of customization. PHEs have larger heat transfer surface areas and therefore greater thermal conductivity. As a result, PHEs can transfer the same amount of heat as a traditional shell and tube heat exchanger despite the small size of the PHE. In China, coal is the predominant source of heat energy, and coal burning is a significant contributor to carbon dioxide (“CO2”) emissions. According to the report entitled “International Energy Annual 2006—World Energy Overview 1996-2006” published by the Energy Information Administration, a subdivision of the United States Department of Energy, in 2006, the consumption of coal was the world’s largest source of CO2 emissions from the consumption and flaring of fossil fuels, accounting for 41% of the total. China was the largest producer of CO2 from the consumption of coal in 2006, accounting for 41% of the world total. The PRC government’s 11th Five-Year Plan (the “11th Five-Year Plan’’), announced in 2006, targeted a 20% reduction in energy consumption per unit of GDP and a 10% reduction in industry expulsion of pollutant particles by 2010. As the Chinese government begins to require the use of machines that produce more efficient heat transfer and utilize waste heat energy, PHEs will be an important element in reducing overall coal consumption in China, which will translate into lower heating costs, lower CO2 emissions for users and less pollution to the environment.

We currently focus exclusively on the Chinese market. All designs of our PHEs and PHE Units are done in-house by our engineers utilizing advanced software and our proprietary in-house CAD software. In May of 2009, we acquired the production assets of Siping Beifang Heat Exchanger, Manufacture Co., Ltd. (“Siping Beifang”), one of the major plate heat exchanger manufacturers in China, and began a program to vertically integrate our supply chain for our own PHE components and, at the same time, supplement our relationship with our main supplier, Sondex. As a result, we now manufacture our own plates and can design and manufacture PHEs and PHE Units using either supply source for the component plates. Our new plates provide solutions for a market segment with strong demand for PHE products that are priced 10-15% lower than PHE products with Sondex plates.

In early 2006 we launched a third product line, heat meters, which utilize the same sales channels and allow us to provide heat consumption information to users. Heat meters precisely measure the volume of heat usage, which is an important revenue stream for utility companies. While home owners commonly use heat meters in western countries, widespread incorporation of heat meters has only recently taken hold in China. As of July 2003, heat meters were required nationally by law for new construction installed with central heating and the law was extended in April of 2008 by the Energy Conservation Law, Article 38, to existing buildings being retrofitted. This law implies that heat meters be installed in new residential construction and retrofitted buildings. We believe there are significant opportunities for strong incremental growth as the Chinese government continues to focus on ways to cost effectively monitor and conserve energy.

PHE	PHE Unit	Heat Meter

From 2006 to 2008, our total revenue increased from $8.2 million to $32.7 million, a compound annual growth rate (“CAGR”) of 99.6% and had reached $42.7 million for the twelve-month period ending June 30, 2009. Our net income has grown at a 175.8% CAGR from $0.8 million in 2006 to $6.3 million in 2008 and had reached $8.8 million for the twelve-month period ending June 30, 2009.

Our company is headquartered in Shenyang China where we have a 210,137 square foot state of the art production facility. We operate two other production and assembly facilities in China. As of June 30, 2009 we had approximately 500 regular full-time employees and approximately 170 seasonal employees.

Our Industry

We address the utility and industrial sectors throughout China. Participants in these industries are large users of PHEs, PHE Units and accessories. We also address the HVAC sector. Participants in this industry are large users of heat meters. The China District Heating Association, a non-profit organization consisting of manufacturers of heating products, stated in a presentation to members in September of 2007, that the domestic market for PHEs was approximately $2.4 billion in 2007 and estimated the market will grow at an annual rate of about 30% through 2010. Part of this market includes PHE Units, which were estimated to grow at an annual rate of 70% through 2010.

Currently, there are social, economic, environmental, regulatory and government stimulus-related factors driving demand for environmentally-friendly solutions which reduce pollution and advance energy efficiency, many of which utilize PHEs. These include:

•

Environmental Conditions in China. According to the report entitled “International Energy Annual 2006—World Energy Overview 1996-2006” published by the Energy Information Administration, a subdivision of the United States Department of Energy, in 2006, the consumption of coal was the world’s largest source of carbon dioxide emissions from the consumption and flaring of fossil fuels, accounting for 41% of the world total. China was the largest producer of carbon dioxide from the consumption of coal in 2006, accounting for 41% of the world total. According to a joint report by the World Bank and Environmental Protection Administration, the economic burden of premature mortality and morbidity associated with air pollution was $23 billion in 2003, or 1.16% of GDP. PHEs and PHE Units help to alleviate this problem through energy efficient technology that reduces the amount of coal consumption and CO2 emissions traditionally associated with heat production.

•

Growing Demand for Heating Water. China currently provides households throughout 17 of its 34 northern provinces with heating water. As new cities grow along with the emerging middle class, so does the demand to expand this supply into new cities, industrial parks and other provinces. Heating water in China is generated by local power plants which pump emitted hot water from the power plant through a closed loop system to a water heating company and then through a network of pipes up to a distance of 50 kilometers. These systems of heating stations and sub-stations utilize numerous PHEs and PHE Units, which provide a dual purpose: a cooling system for the power plants and a heat source for residents and factories.

•

Heightened Environmental Awareness. In March 2006, China announced its 11th Five-Year Plan that set new pollution reduction standards, targeting a 20% reduction in energy consumption per unit of GDP and a 10% reduction in industry expulsion of pollutant particles by 2010. The implementation of PHEs and PHE Units in new construction facilities, and as replacements for legacy shell-and-tube heat exchangers, can help meet these goals because of their increased energy efficiency.

•

Urbanization. According to the CIA World Factbook, 43% of China’s population lived in urban settings in 2008. Additionally, according to the National Bureau of Statistics of China, 15 cities near and around SmartHeat’s sales and service centers have a population of more than five million and eight Chinese cities are among the world’s fastest growing, increasing at an annual rate of 2.5% or more. China’s urbanization and city population growth have lead to new infrastructure development and existing infrastructure improvements that require ongoing investment in heating solutions.

•

Government Stimulus. On November 5th, 2008, China’s State Council approved a $586 billion plan to invest in infrastructure and social welfare. On March 6th, 2009, China’s National Development and Reform Commission announced a revision of the stimulus. The new revision includes $31 billion, a portion of which will be allocated to energy-saving projects, and $59 billion to affordable housing. These funds must be spent by the end of 2010.

•

Emerging Wealth. The rapidly expanding middle class is demanding access to quality heating during the winter months, and the source of such heating is often from hot water supplied from a power station and district heating network utilizing a system of PHEs and PHE Units.

Our Competitive Strengths

We believe we have the following competitive strengths:

Provider of Key Elements Used to Improve Energy Efficiencies and Reduce Coal Pollution. We offer a full line of PHEs, PHE Units and heat meters. The primary advantages of plate heat exchanger technology, compared to traditional shell and tube heat exchanger technology, are efficiency, compact design and ease of customization. PHEs have larger heat transfer surface areas and therefore greater thermal conductivity. As a result, PHEs can transfer the same amount of heat as a traditional shell and tube heat exchanger with a smaller size unit.

Established Leader and Brand Name in the Growing China Heating Industry. We have established a leading brand name in the fragmented Chinese heating industry and we seek to utilize this awareness to become the leading Chinese supplier of PHEs, PHE Units and related products to the rapidly growing Chinese market. We are a leading domestic producer of PHE Units under the Taiyu brand, with a 2007 market share of approximately 8% in China according to the China District Heating Association. We believe the Taiyu brand name is recognized for quality and efficiency, which we can leverage to improve our reputation as a leading seller of high quality PHE Units in China.

Quality Engineering, Research and Development. We emphasize efficiency, durability and quality engineering in all of our products. All of our products utilize the latest technologies, and our designs are created using advanced software systems. We have eight registered patents in China for PHE products and heat meters. We have two patents for our plate heat exchangers, one for our heat transfer system for space heating and domestic hot water, one for a heat meter cleaning pipe, two for our heat meter testing system, one for an integrated heat transfer system and one for an efficient-heat testing bench. Five of our patents expire in 2014, one expires in 2016 and two expire in 2017. To maintain our competitive edge in the marketplace and keep pace with new technologies, we fund research and development on an on-going basis to find improved efficiencies in design, cost and energy capture. Research and development costs for 2007 and 2008 were $343,800 and $1,020,000, respectively. We plan to continue to invest in research and development to identify new industry applications for PHEs, improve our product lines, develop multifunctional PHE Units and modify PHE designs to meet the current market demand.

Strong Technical Support. The selection of PHEs and PHE Units requires technical knowledge regarding the operating temperature, pressure, corrosivity, viscosity and purity of the fluid as well as the pressure loss within the system. Our unique design software enables us to provide high quality and timely technical support to ensure our customers receive the right equipment for each project. We also provide a streamlined and error free installation process to minimize project complications.

Enterprise-Wide Design, Production and Control Systems for Efficient Pricing and Streamlined Manufacturing. Our technologically advanced CAD design systems are integrated with our real-time enterprise resource planning (“ERP”) and finance systems. This advanced, integrated platform allows our field salespeople to input orders, obtain draft models, access quotes and confirm delivery dates within minutes. The platform also enables inventory and production personnel to accurately schedule and reduce lead production times to five days for PHEs and ten days for PHE Units. We believe these lead times are some of the best in the industry and create a differentiated level of customer service.

Focus on Quality. We have a National Safety Certification for our PHE products, and are an ISO 9001 certified manufacturer.

First Rate Customer Service and Reliable Product Delivery. We believe that our employees provide first rate customer service, technical expertise and product knowledge to streamline the selection, design and installation processes. We provide after sale service through our local service centers and deliver products on time to meet tight project deadlines. Our focus on delivering premium service separates us from our competitors and has been critical in helping us win a number of projects for various multinational companies and local governments.

Diversified End Markets and Customers. Our PHEs and PHE Units are broadly used across a variety of industrial end markets including the energy (i.e., conventional and nuclear power plants), HVAC, petroleum refining, petrochemicals, metallurgy, food and beverage and chemical processing end markets. We also benefit from a diverse customer mix. For the fiscal year ended December 31, 2008, our ten largest customers accounted for 32% of sales and our largest customer accounted for approximately 6% of sales. In addition, in 2008, 48% of our sales were from existing customers. This end market and customer diversification helps to insulate us from sales volatility that would occur if we concentrated in specific industries. The bulk of our customers are utilities, engineering and construction companies and industrial companies.

Proven Ability to Identify and Acquire Strategic Targets. Over the past 12 months, we have completed two strategic acquisitions. Each acquisition has accelerated our strategic plan by: (i) adding manufacturing capacity; (ii) broadening our product offering to include multiple heat exchange systems; (iii) facilitating access into new geographic regions throughout China; (iv) improving our cost structure; (v) enhancing our engineering capabilities; or (vi) helping us enter new and higher growth end markets. We have proven our ability to complete successful acquisitions and believe there are additional acquisition opportunities which we may potentially pursue.

Experienced Management Team. Our senior management team has extensive business and industry experience. Mr. Jun Wang, our president and CEO, was the founder of Taiyu in 2002. He was a sales manager for Honeywell International Inc. from 1996 to 1999 and was a sales manager for Alfa Laval from 1994 to 1996. Mr. Wang obtained his Master’s degree in Engineering from Tsinghua University in 1989. Ms. Zhijuan Guo, our CFO, has 14 years of finance and accounting experience and has been with the Company since its inception in 2002. Mr. Wen Sha, our VP of marketing, has extensive sales experience and industry contacts. He joined SmartHeat as a Regional Sales Manager in 2005. Prior to that, he served as the General Manager of Nanjing Hui Dun Ltd. and as sales director of APV Accessen in Shanghai, a leading international PHE firm. Mr. Feng Chen, Ph.D., our CTO, joined SmartHeat in 2008 as part of our SanDeKe acquisition. Prior to founding SanDeKe, he served in a leading engineering position in China with Alfa Laval.

Our Growth Strategy

Our goal is to further penetrate the many market segments throughout China for PHEs, PHE Units and related accessories, expand our PHE Unit sales, promote the sale of heat meters and execute strategic acquisitions that are accretive and synergistic to our business.

Pursue High Growth Chinese End Markets. We are targeting our sales efforts on a number of high growth Chinese end markets such as power and petrochemical. We currently have a presence in these segments but believe there are significant opportunities to improve our market share by leveraging our premium product quality and high quality service. Our solutions are commonly used in many of these industries and customers continue to assess the cost savings and positive environmental attributes of PHEs.

Capitalize upon Strong Industry Dynamics in China. Continued economic growth in China, coupled with evolving government policy and increasing environmental consciousness, present us with significant future growth opportunities. The 11th Five-Year Plan targeted a 20% reduction in energy consumption per unit of GDP and a 10% reduction in industry expulsion of pollutant particles by 2010. We believe that this mandate will force whole industries to allocate major portions of their infrastructure and energy investments into energy efficient, “green” technologies such as PHEs and PHE Units. Management believes this growth will be accelerated as significant investments in district heating systems and co-generation power plants come on-line in the next few years.

Continue Organic Growth Initiatives. We believe that the current PHE market is fragmented and represents an excellent opportunity for us to gain additional market share from our competitors. We intend to open new sales offices, hire additional sales personnel, expand into new distribution channels and improve the quality of our products. We also intend to leverage our strong brand, quality customer service, engineering and reliable product delivery to gain incremental business with our existing clients. Finally, we believe that as we continue to grow, economies of scale and improved cost control measures will drive stronger profitability across all product lines.

Continue to Expand PHE Unit Sales. The production and sale of PHE Units has been vital to our growth. PHE Units require a high level of technical skill and knowledge of the applications in which they are used, allowing for premium pricing and creating a barrier to entry for competitors attempting to enter the market. Less than five years after entering the market, we have emerged as a leading domestic producer of PHE Units, with a 2007 market share of approximately 8% according to the China District Heating Association. We are focused on continuing to pursue sales of higher value-added PHE Units and, as a recognized brand, believe we are well-positioned to capture incremental market share in a category that is projected to grow 70% per year through 2010 by the China District Heating Association.

Promote Heat Meters. In response to rising energy costs and an increased focus on energy efficiency, the Chinese government and local utility companies have made the use of heat meters compulsory in China. As of July 2003, heat meters were required nationally by law for new buildings installed with central heating and the law was extended in April of 2008 by the Energy Conservation Law, Article 38, to buildings being retrofitted. We plan to work with the various government entities to establish a national heating standard and intend to leverage the Taiyu brand and our superior quality to gain market share in this market.

Execute Strategic Acquisitions. We intend to continue to selectively acquire domestic targets that would enable us to enter new customer segments or gain entry into new industries. For instance, the recent acquisition of the plant and machinery and land use rights from Siping Beifang provided us with an entrance into the petrochemical and high pressure chemical end markets, which were previously immaterial segments for us. Due to the high pressure and heat tolerance demands of the petrochemical industry, we have also acquired valuable engineering expertise that may help us address the nuclear energy segment in a meaningful way. We will continue to identify and review targets that are accretive to our earnings, easily integrated into our existing infrastructure and synergistic to our operations.

Risk Factors

Please see “Risk Factors” starting on page S-11 to read about factors you should consider carefully before deciding to invest in shares of our common stock.

The Offering

Common stock offered by us	7,246,087 shares

Common stock to be outstanding immediately after this offering	31,451,162 shares

NASDAQ Global Market symbol	“HEAT”

Use of proceeds	For general corporate purposes, including expansion of our product offerings, capital expenditures and to meet working capital needs. See “Use of Proceeds” on page S-18.

The total number of shares of common stock outstanding after this offering is based on 24,205,075 shares outstanding as of September 17, 2009. This number excludes an aggregate of up to 367,825 shares of our common stock issuable upon exercise of warrants outstanding as of September 17, 2009 at an exercise price of $6.00 per share and stock options outstanding to purchase 20,000 shares of common stock at an exercise price of $4.60 per share.

See “Description of Common Stock” in the accompanying prospectus for information regarding our common stock, our articles of incorporation and related Nevada law matters.

Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase up to 1,086,913 additional shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary financial data for the periods indicated. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes incorporated by reference into this prospectus supplement. Historical financial information may not be indicative of our future performance and the results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year.

Consolidated Statement of Income Data:

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008	2007
	(unaudited)
Net sales	$18,705,898	$8,637,283	$32,676,082	$13,273,151
Cost of sales	11,874,903	6,228,156	21,717,735	8,667,353

Gross profit	6,830,995	2,409,127	10,958,347	4,605,798
Total operating expenses	2,499,664	1,054,498	3,416,670	2,369,090

Income from operations	4,331,331	1,354,629	7,541,677	2,236,708
Total (other expenses) other income	(12,081)	115,074	93,289	24,957
Income before provision for income taxes	4,319,250	1,469,703	7,634,966	2,261,665
Provision for income taxes	680,432	266,028	1,293,660	175,647
Minority interest			5,966	(1,873)

Net income	$3,638,818	$1,203,675	$6,335,340	$2,087,891
Other comprehensive income—foreign currency translation adjustments	13,143	410,896	510,770	333,449
Comprehensive income	3,651,961	1,614,571	6,846,110	2,421,340
Weighted average number of common shares—basic	24,179,900	20,213,419	22,176,322	18,500,000
Weighted average number of common shares—diluted	24,191,063	20,213,419	22,176,432	18,500,000
Earnings per share—basic	$0.15	$0.06	$0.29	$0.11
Earnings per share—diluted	$0.15	$0.06	$0.29	$0.11

Consolidated Balance Sheet Data:

As of June 30, 2009
Cash & cash equivalents	$2,408,714
Total assets	38,934,858
Total liabilities	17,389,455
Total stockholders’ equity	21,545,403

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the following risk factors, you should carefully consider the risks, uncertainties and assumptions discussed under “Risk Factors” in the accompanying prospectus as well as those described in Item 1A of our annual report on Form 10-K for the fiscal year ended December 31, 2008, as amended, and in other documents that we subsequently file with the SEC that update, supplement or supersede such information for which documents are incorporated by reference into this prospectus supplement, see “Where You Can Find More Information.” Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the events anticipated by the risks described herein occur, our business, cash flow, results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

Risks Related to this Offering and Ownership of our Common Stock

The market price for our common stock may be volatile.

The trading price of our common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include, in addition to the risk factors incorporated by reference herein, our quarterly operating results or the operating results of other companies in our industry, announcements by us or our competitors of acquisitions, new products, product improvements, commercial relationships, intellectual property, legal, regulatory or other business developments and changes in financial estimates or recommendations by stock market analysts regarding us or our competitors. In addition, the stock market in general, and the market for companies based in China in particular, has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated or disproportionate to their operating performance. These broad market fluctuations may have a material adverse effect on our stock price, regardless of our operating results. Further, the market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained. We cannot predict the effect that this offering listing will have on the volume or trading price of our common stock. We cannot provide assurance that the market price of our common stock will not fall below the public offering price or that, following the offering, a stockholder will be able to sell shares acquired in this offering at a price equal to or greater than the offering price. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, these factors may make it more difficult or impossible for you to sell our common stock for a positive return on your investment.

Our quarterly results may be volatile.

Our operating results have varied on a quarterly basis during our operating history and are likely to fluctuate significantly in the future. Many factors, including the risk factors incorporated by reference herein, could cause our revenues and operating results to vary significantly in the future. Many of these factors are outside of our control. Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of our future performance. If our results of operations in any quarter do not meet analysts’ expectations, our stock price could materially decrease.

Future sales of our stock could depress the market price of our common stock.

Future sales of shares of our common stock could adversely affect the prevailing market price of our stock. If our significant stockholders sell a large number of shares, or if we issue a large number of shares, the market price of our stock could significantly decline. Moreover, the perception in the public market that stockholders might sell shares of our stock could depress the market for our shares.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The assumed public offering price will be substantially higher than the net tangible book value per share of our outstanding shares of common stock. As a result, investors purchasing shares of our common stock in this offering will incur immediate dilution of $6.40 per share, based on the public offering price of $9.00 per share and our tangible net book value per share as of June 30, 2009. Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities.

Our management has broad discretion as to the use of the net proceeds from this offering and may allocate the net proceeds of this offering in ways that you or other stockholders may not approve.

We have not determined the specific amounts we plan to spend on any of the uses described in “Use of Proceeds” or the timing of these expenditures. Failure by our management to apply these funds effectively could adversely affect our ability to maintain and expand our business. In the event management does not apply these funds effectively, your investment in our common stock may not result in a favorable return.

Our principal stockholder has the ability to exert significant control in matters requiring a stockholder vote and could delay, deter or prevent a change of control in our company.

As of June 30, 2009, Mr. Jun Wang, our Chief Executive Officer and our largest stockholder, beneficially owned more than 14.1% of our outstanding shares. Following completion of this offering, Mr. Wang will beneficially own approximately 10.8% of our outstanding shares (10.5% if the underwriters’ over-allotment option is exercised in full). Mr. Wang possesses significant influence over us, giving him the ability, among other things, to effectively control the election of all or a majority of the Board of Directors and to approve significant corporate transactions. Such stock ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. Without the consent of Mr. Wang, we could be prevented from entering into potentially beneficial transactions if they conflict with our major stockholder’s interests. The interests of this stockholder may differ from the interests of our other stockholders.

We have provisions in our articles of incorporation that substantially eliminate the personal liability of members of our board of directors for violations of their fiduciary duty of care as a director and that allow us to indemnify our officers and directors. This could make it very difficult for you to bring any legal actions against our directors for such violations or could require us to pay any amounts incurred by our directors in any such actions.

Pursuant to our articles of incorporation, members of our board of directors will have no liability for violations of their fiduciary duty of care as a director, except in limited circumstances. This means that you may be unable to prevail in a legal action against our directors even if you believe they have breached their fiduciary duty of care. In addition, our certificate of incorporation allows us to indemnify our directors from and against any and all expenses or liabilities arising from or in connection with their serving in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay.

Risks Related to Our Business

Our relationship with Sondex has substantially contributed to our business and its growth.

We are the sole authorized dealer of Sondex PHE plates in northern China. Sondex is one of the world’s leading PHE and PHE plate manufacturers. We currently sell PHEs under our own Taiyu brand or upon demand under the Sondex brand, and our PHE Units are sold under our own Taiyu brand only. We believe our ability to provide Sondex-branded PHEs has contributed to our reputation for high quality products. Prior to our acquisition of Siping Beifang, we sourced all of our PHE plates, important raw elements used in both PHEs and PHE Units, from Sondex. However, our recent acquisition of the plant and machinery and land use rights Siping Beifang, along with our internal R&D efforts, now enable us to produce our own plates for our heat exchangers, which we believe will significantly reduce our reliance on Sondex-supplied plates. We cannot assure you that our products will be as well-received in the marketplace or that we will be able to produce sufficient quantities to meet demand. If our relationship with Sondex were to terminate, we would be required to either manufacture plates ourselves and/or procure plates from other third-party sources, of which we believe there are several alternate suppliers that meet our volume and quality standards. Currently we cannot guarantee our ability to manufacture sufficient plates or that we will be able to secure supply of plates from third-party sources on acceptable terms and in a timely fashion. Accordingly, termination of our Sondex relationship may present risks to our business, revenues and operations until we secure alternate and comparable sources of supply.

The markets we serve are subject to seasonality and cyclical demand, which could harm our business and make it difficult to project long-term performance.

Demand for our products depends in large part upon the level of capital and maintenance expenditures of our customers and the end users. These expenditures have historically been cyclical in nature and vulnerable to economic downturns. Decreased capital and maintenance spending by our customers could have a material adverse effect on the demand for our products and our business, financial condition and results of operations. In particular, an economic slowdown in the domestic economy may result in reduced orders for PHEs from the steel processing and petrochemical sectors and lower orders for PHE Units from the HVAC sector. To date, the Company has not been adversely affected by these trends and given the current demand visibility we do not currently foresee weakening in the demand for our products in the next year. However, the historically cyclical nature of the demand for our products limits our ability to make accurate long-term predictions about our performance. Changing world economic and political conditions may also reduce the willingness of our customers and prospective customers to purchase our products and services. The seasonality of our business results in significant operational challenges to our production and inventory control functions.

We derive a substantial part of our revenues from several major customers. If we lose any of these customers or they reduce the amount of business they do with us, our revenues may be seriously affected.

Our ten largest customers accounted for 32% of our revenues for the fiscal year ended December 31, 2008. Our largest customer accounted for 6% of our revenues in the fiscal year ended December 31, 2008. These customers may not maintain the same volume of business with us in the future. If we lose any of these customers or they reduce the amount of business they do with us, our revenues and profitability may be seriously affected.

Our accounts receivables remain outstanding for a significant period of time which has a negative impact on our cash flow and liquidity.

Our agreements with our customers generally provide that 30% of the purchase price is due upon the placement of an order, 30% is due upon delivery and 30% is due upon installation and acceptance of the equipment after customer testing. As a common practice in the heating manufacturing business in China, payment of the final 10% of the purchase price is due no later than the termination date of the standard warranty period which ranges from 3 to 24 months from the acceptance date. We may experience payment delays from time to time which range from 1 month to 3 months from the due date. While these payment delays are very common in the heating manufacturing industry in China and historically our collections have been reasonably assured, such delays cause capital to be tied up in inventories which may result in pressure on our cash flows and liquidity. In 2008, we had accounts receivable turnover of 3.6, with days sales outstanding of 136 and inventory turnover of 3.1 on an annualized basis. For the six months ended June 30, 2009, we had accounts receivable turnover of 3.16, with days sales outstanding of 112 and inventory turnover of 3.32 on an annualized basis.

We acquire most of the components for the manufacture of our products from a limited number of suppliers.

We acquire most of the components for the manufacture of our products from a limited number of suppliers. In order for us to have our products manufactured, these components must be available when needed, at the right level of quality, and at the right price. If we are unable to so obtain these components, we would experience delays in manufacturing our products and our financial results could be adversely affected. Suppliers of some of these components require us to place orders with significant lead-time to assure supply in accordance with our requirements. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent and alternative sources would not be available for those components unless we were to redesign our products. Other components could be obtained from alternate suppliers without redesign, but only at higher prices than we currently pay or for delivery later than required by our production schedule. We maintain a relatively small inventory of component parts for resale and our parts services business would suffer if the supply of replacement parts was reduced or terminated by our suppliers. If suppliers are not able to provide these critical components on the dates and at the prices scheduled, we may not be able to promptly and cost-effectively manufacture our products to meet customer orders which could harm our credibility and the market acceptance and sales of our products. Increased costs associated with supplied materials or components could increase our costs and reduce our profitability if we are unable to pass these cost increases on to our customers.

We are a major purchaser of certain goods and raw materials that we use in the manufacturing process of our products, and price changes for the commodities we depend on may adversely affect our profitability.

Our profitability generally depends upon the margin between the cost to us of certain goods used in the manufacturing process, such as plates, pumps, water tanks, sensors, controlling systems and other raw materials as well as our fabrication costs associated with converting such goods and raw materials compared to the selling price of our products, and the overall supply of raw materials. It is our intention to base the selling prices of our products upon the associated raw materials costs to us. However, we may not be able to pass all increases in raw material costs and ancillary acquisition costs associated with taking possession of the raw materials through to our customers. Although we are currently able to obtain adequate supplies of raw materials, it is impossible to predict future availability or cost. With the rapid growth of China’s economy, the demand for certain raw materials is great while the supply may be more limited. This may affect our ability to secure the necessary raw materials in a cost-effective manner for production of our products at the volume of purchase orders that we anticipate receiving. The inability to offset price increases of raw materials by sufficient product price increases, and our inability to obtain raw materials, would have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

We may experience material disruptions to our manufacturing operations.

While we seek to operate our facilities in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facilities, a material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our financial results. Any of our manufacturing facilities, or any of our machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

•	prolonged power failures;

•	equipment failures;

•	disruptions in the transportation infrastructure including roads, bridges, railroad tracks;

•	fires, floods, earthquakes or other catastrophes; and

•	other operational problems.

PRC regulations relating to mergers, offshore companies and Chinese stockholders, if applied to us, may limit our ability to operate our business as we see fit.

PRC regulations govern the process by which we may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, these regulations require Chinese parties to make a series of applications and supplemental applications to various government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to PRC regulations, our ability to engage in business combination transactions in China through our Chinese subsidiaries has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate transactions that are acceptable to us or sufficiently protective of our interests.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. Although we inform our personnel that such practices are illegal, we can not assure you that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, the Beijing Rondos Law Firm, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval is not required for the offerings of our securities because our current corporate structure was established before the new regulation became effective. However, there remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that its approval is required for our public offerings, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering or other of our offerings into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the ordinary shares being offered by us.

We operate in the PRC through our Wholly Foreign Owned Enterprise (“WFOE”) status initially approved by the local office of the PRC Ministry of Commerce (“MOFCOM”). However, we cannot warrant that such approval procedures have been completely satisfied due to a number of reasons, including changes in laws and government interpretations. If we lose our WFOE status for any reason, our business in China may be negatively impacted.

Our operating entities in the PRC have received initial MOFCOM approval as WFOEs and there may be conditions subsequent to complete and maintain such status. We believe we have satisfied MOFCOM’s approval procedures for having obtained such status. However, MOFCOM’s approval procedures or interpretations of its approval procedures may be different from our understanding or may change. As a result, if we lose our WFOE status for any reason, there may be a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares.

If we fail to satisfy enlarged contribution of capital requirement at our PRC subsidiaries, our business in China will be adversely affected.

We are required to contribute RMB 53 million as additional contribution of capital to our PRC subsidiaries by July 2010. Under PRC laws, shareholders of a foreign-invested enterprise are required to contribute capital to satisfy the registered capital requirement of the foreign-invested enterprise within a period of not more than two years from the date when the foreign-invested enterprise’s license to conduct business is initially granted. The relevant PRC government agencies may grant an additional three-month grace period. If the shareholders are unable to complete the capital contribution within the grace period, the business license of the foreign-invested enterprise may be revoked by the PRC government. Further, until such contribution of capital is satisfied, the foreign-invested enterprise is not allowed to repatriate profits to its shareholders, unless otherwise approved by the State Administration for Foreign Exchange (“SAFE”).

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

On April 22, 2008, our common stock became eligible for quotation on the OTCBB under the symbol “SMHT.” The following table sets forth the range of the high and low bid prices per share of our common stock for each quarter (or portion thereof) beginning on April 22, 2008 and ending on June 30, 2009 as reported by the OTC Bulletin Board for the period beginning on April 22, 2008 to January 28, 2009 and as reported on the Nasdaq Stock Market from January 29, 2009 to March 9, 2009 and on the Nasdaq Global Market thereafter. These quotations represent inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

	High	Low
Second Quarter 2008 (April 22, 2008–June 30, 2008)	$4.60	$2.00
Third Quarter 2008 (through September 30, 2008)	$4.75	$4.50
Fourth Quarter 2008 (through December 31, 2008)	$6.50	$2.25
First Quarter 2009 (through March 31, 2009)	$6.20	$5.50
Second Quarter 2009 (through June 30, 2009)	$8.00	$5.01
Third Quarter 2009 (through September 17, 2009)	$10.36	$5.83

On January 29, 2009, our common stock commenced trading on the Nasdaq Stock Market under the symbol “HEAT” and was subsequently listed on the Nasdaq Global Market on March 10, 2009. The high and low sales prices of our common stock from January 29, 2009 through March 10, 2009 were $8.00 and $4.11, respectively. On September 17, 2009, the closing sales price of our common stock was $10.06.

As of September 17, 2009, there were 56 shareholders of record of our common stock. Since some of our shares of common stock are held in street or nominee name, it is believed that there are a substantial number of additional beneficial owners of our common stock.

Dividend Policy

We have not paid and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future, and we currently intend to retain future earnings, if any, to finance the expansion of our business. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $60,249,748 from the sale of 7,246,087 shares of our common stock in this offering, or $69,347,210 if the underwriters exercise their over-allotment option in full, based on a public offering price of $9.00 per share after deducting the estimated expenses related to this offering and the underwriting discounts and commissions payable by us.

We intend to use the net proceeds from these sales for general corporate purposes including the expansion of our product offerings, capital expenditures and to meet working capital needs. The amounts and timing of the expenditures will depend on numerous factors, such as growth in our markets, technological advances and the competitive environment for our products.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009:

•	on an actual basis; and

•

on an as-adjusted basis to reflect the receipt of the estimated net proceeds from our sale of 7,246,087 shares of common stock in this offering, based on the public offering price of $9.00 per share, and after deducting underwriting commissions and estimated offering expenses paid or payable by us.

This table should be read in conjunction with our financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	June 30, 2009
	Actual	As-Adjusted
Current liabilities(1) :
Note payable-bank acceptance	$762,710	$762,710
Loans payable	5,562,142	5,562,142

	$6,324,852	$6,324,852
Stockholders’ equity:
Common stock, $0.001 par value, 75,000,000 shares authorized, 24,179,900 shares outstanding at June 30, 2009, and 31,425,987 shares issued and outstanding on an as-adjusted basis at June 30, 2009(2)	$24,180	$31,426
Additional paid-in capital	8,223,671	68,466,173
Accumulated foreign currency translation adjustments	997,772	997,772
Retained earnings	12,299,780	12,299,780

Total stockholders’ equity	$21,545,403	$81,795,151

Total capitalization	$27,870,255	$88,120,003

(1) On July 3, 2009, we entered into a Senior Loan Agreement with an institutional investor to obtain a loan of $9,000,000. Under the terms of the agreement, we agreed to a simple interest rate of 10% per annum payable quarterly beginning on September 30, 2009. The principal amount and any unpaid interest accrued thereon are due six months from the date of the agreement or upon demand by the lender.

(2) The number of shares of common stock shown in the preceding table to be outstanding after this offering is based on 24,179,900 shares outstanding as of June 30, 2009, which excludes 393,000 shares of our common stock issuable upon exercise of warrants outstanding as of June 30, 2009 at an exercise price of $6.00 per share and stock options outstanding to purchase 20,000 shares of common stock at an exercise price of $4.60 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statement of financial data for the two years ended December 31, 2008 and 2007 is derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference herein. The following summary of unaudited condensed consolidated statement of income data for the six months ended June 30, 2009 and 2008 and unaudited condensed consolidated balance sheet data as of June 30, 2009 is derived from our unaudited interim condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, which is incorporated by reference herein. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, that management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Historical financial information may not be indicative of our future performance and the results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year. This information should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as amended, and our quarterly report on Form 10-Q for the quarter ended June 30, 2009, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes appearing in each of those reports.

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007
Consolidated Statement of Income Data:
Net sales	$18,705,898	$8,637,283	$32,676,082	$13,273,151
Cost of sales	11,874,903	6,228,156	21,717,735	8,667,353

Gross profit	6,830,995	2,409,127	10,958,347	4,605,798
Operating expenses:
Selling and marketing	1,159,532	608,028	1,564,977	1,681,624
General and administrative	1,340,132	446,470	1,851,693	687,466

Total operating expenses	2,499,664	1,054,498	3,416,670	2,369,090

Income from operations	4,331,331	1,354,629	7,541,677	2,236,708
Other income (expenses):
Interest expense	(117,612)	(163,040)	(314,192)	(230,905)
Interest income	80,421	260,683	405,266	175,084
Subsidy income	35,340	9,141	16,230	52,591
Other expenses	(11,199)	—	(13,709)	(16,939)
Other income	969	8,290	11,738	45,126
Exchange loss			(12,044)

Total (other expenses) other income	(12,081)	115,074	93,289	24,957

Income before provision for income taxes	4,319,250	1,469,703	7,634,966	2,261,665
Provision for income taxes	680,432	266,028	1,293,660	175,647
Minority Interest	—	—	5,966	(1,873)

Net income	$3,638,818	$1,203,675	$6,335,340	$2,087,891
Other comprehensive income—foreign currency translation adjustments	13,143	410,896	510,770	333,449
Comprehensive income	3,651,961	1,614,571	6,846,110	2,421,340
Weighted average number of common shares—basic	24,179,900	20,213,419	22,176,322	18,500,000
Weighted average number of common shares—diluted	24,191,063	20,213,419	22,176,432	18,500,000
Earnings per share—basic	$0.15	$0.06	$0.29	$0.11

Earnings per share—diluted	$0.15	$0.06	$0.29	$0.11

Consolidated Balance Sheet Data (At period end):
Cash & cash equivalents	$2,408,714	$207,495	$1,435,212	$393,147
Total assets	38,934,858	20,702,301	25,100,731	18,550,659

Total liabilities	17,389,455	13,167,619	7,207,508	12,630,547

Total stockholders’ equity	21,545,403	7,534,682	17,893,223	5,920,112

BUSINESS

General

We are a leading designer, manufacturer and seller of clean technology plate heat exchangers and related systems in China. Our products are used by our customers in the industrial, residential and commercial markets in China to improve energy utilization and efficiencies and reduce pollution by reducing the need for coal fired boilers. We design, manufacture, sell and service PHEs, PHE Units and heat meters for use in commercial and residential buildings. Our products and systems are an important element in providing a clean technology, mission-critical solution to energy consumption and air pollution problems in China and are commonly used in a wide variety of industrial processes where heat transfer is required. Common applications include energy conversion for HVAC and industrial use in petroleum refining, petrochemicals, metallurgy, food and beverage and chemical processing. Our PHE Units are custom designed by our own in-house engineers and sold under our own Taiyu brand name, while our PHEs are sold under both our Taiyu brand as well as the Sondex brand name. We are also the sole authorized dealer of Sondex PHEs for northern China.

We were incorporated in the State of Nevada on August 4, 2006 under the name Pacific Goldrim Resources, Inc. as an exploration stage corporation that intended to engage in the exploration of silver, lead and zinc. On April 14, 2008 we changed our name to SmartHeat, Inc. and entered into a Share Exchange Agreement (the “Share Exchange Agreement”) to acquire all of the equity interests in Shenyang Taiyu Machinery & Electronic Equipment Co, Ltd. (“Taiyu”), a privately held company formed under the laws of China engaged in the design, manufacture, sale and servicing of plate heat exchange products in China. The Share Exchange Agreement was entered by SmartHeat, Taiyu and the shareholders of Taiyu (the “Taiyu Shareholders”). At the closing under the Share Exchange Agreement, all of the equitable and legal rights, title and interests in and to Taiyu’s share capital in the amount of Yuan 25,000,000 were exchanged for an aggregate of 18,500,000 shares of SmartHeat common stock (the “Share Exchange”). As a result of the Share Exchange, Taiyu became a wholly-owned subsidiary of SmartHeat. After the relevant PRC government agency approved our subscription of 71.6% of the registered capital increase of Taiyu on July 29, 2008, PRC approval of Taiyu becoming a wholly-owned subsidiary of SmartHeat was obtained on June 3, 2009, when the three original owners of Taiyu transferred their respective remaining 28.4% ownership of Taiyu to SmartHeat.

Prior to our acquisition of Taiyu, we were a development stage business with minimal operations. We had no interest in any property, but had the right to conduct exploration activities on 13 mineral title cells covering 27,027 hectares (66,785 acres) in the Slocan Mining Division of southeastern British Columbia, Canada. In connection with the acquisition of Taiyu, the Company transferred all of its pre-closing assets and liabilities (other than the obligation to pay a $10,000 fee to the Company’s audit firm) to a wholly owned subsidiary, PGR Holdings, Inc., a Nevada corporation (“SplitCo”), under the terms of an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations dated April 14, 2008 (the “Transfer Agreement”). The Company also sold all of the outstanding capital stock of SplitCo to Jason Schlombs (the former director and officer, and a major shareholder, of the Company) pursuant to a Stock Purchase Agreement dated April 14, 2008 (the “Split-Off Agreement”) in exchange for the surrender of 2,500,000 shares of the Company’s common stock held by Mr. Schlombs (the “Split-Off’).

Our company is headquartered in Shenyang China where we have a state of the art production facility consisting of 210,137 square feet and we operate two other production and assembly facilities throughout China. As of June 30, 2009, we employed approximately 500 full-time employees and approximately 170 seasonal employees.

Our Products

We design, manufacture, sell, and service the following products:

PHEs

A PHE is a device that transfers energy, usually in the form of heat, from one fluid to another across a solid surface. PHEs are constructed through the use of specifically manufactured stainless steel, titanium and nickel alloy plates that are sealed by gaskets and then bolted together in a large metal frame that holds the plates together. Plates come in a variety of sizes and wave patterns, have large heat transfer surfaces and have high thermal conductivity. The quantity and size of the plates used along with the total size of the PHE vary according to particular application requirements but generally do not exceed the size of a large refrigerator. PHEs are a replacement for the less efficient shell-and-tube heat exchangers. PHEs can be installed in new buildings and facilities as well as existing ones since they are smaller than traditional heat exchangers and can fit within existing installations. Additionally, because of the larger heat transfer surface area and despite its relatively small size, PHEs have a higher heat transfer coefficient than traditional shell-and-tube heat exchangers.

PHE

Heat exchangers were first invented in the mid-1920’s to control pressure and temperature during industrial production. Later innovations in heat transfer technology, including the development of PHEs, led to higher heat recovery rates, lower fuel consumption and reduced related pollution. In a PHE, steam / hot water / fluid from an industrial process flows into the PHE from one location. Cool fluid from another source flows into the PHE from another location. As the hot and cold liquids move in opposite directions, the steam / hot water / fluid gets cooler as it transfers heat to the cool fluid, which absorbs the heat and gets warmer. In addition to more efficient heat transfer, PHEs offer a more compact design, ease of maintenance and the ability to adjust performance simply by adding or removing plates. This flexibility makes PHEs a preferred solution and translates into lower expenditures on installation and equipment purchases.

We currently focus exclusively on the Chinese market. In addition to manufacturing our own PHEs, we import finished stainless steel plates from Sondex and assemble customized PHEs and PHE Units based on our clients’ specifications. All designs of our PHEs and PHE Units are done in-house by our engineers utilizing advanced software and our proprietary in-house CAD software. In May of 2009, we acquired the production assets of Siping Beifang, one of the major plate heat exchanger manufacturers in China, and began a program to vertically integrate our supply chain for our own PHE components and, at the same time, supplement our Sondex relationship. As a result, we are able to manufacture our own plates in-house and can design and manufacture PHEs and PHE Units using either supply source. Our new plates provide solutions for a market segment with strong demand for PHE products that are priced 10-15% lower than PHE products with Sondex plates.

PHE Units

We began designing, manufacturing and selling our branded PHE Units in May 2003. PHE Units are built by integrating PHEs with various pumps, temperature sensors, valves and automated control systems to form a “unit.” While our PHE Units are used in a variety of industrial processes, we have developed an expertise in designing and integrating PHE Units for HVAC systems in residential and commercial buildings. Often our PHE Units are used along with other units to form a “PHE network” which is installed in a local district heating system. The production and sale of PHE Units have been central to our growth. PHE Units require a comparatively higher level of technical skill and knowledge of the applications in which they are used. As a result, PHE Units are generally sold at a higher selling price. Our PHE Units are designed in-house by our system engineers employing online customized CAD design software based on Solid Works software. Less than five years after entering the market, we believe that we have emerged as a leading domestic producer of PHE Units, with a market share of approximately 8% in China in 2007 according to the China District Heating Association.

PHE Unit

Heat Meters

While heating companies in many western countries have long used meters to measure customer heat usage and invoice customers, Chinese residents and commercial customers are largely billed based on the square footage of utilized space. Heat meters provide comprehensive heat consumption information to users and precisely measure the volume of heat usage in commercial and residential facilities. As an important revenue gauge for utilities, the calibration of meters in many countries is regulated by government agencies and subject to local or national guidelines. In response to rising energy costs and the increased sensitivity to environmental issues, the Chinese government and local utility companies have made the use of heat meters compulsory in China. As of July 2003, heat meters were required nationally by law for new construction installed with central heating, and the law was extended in April of 2008 by the Energy Conservation Law, Article 38, to existing buildings being retrofitted.

Heat Meter

Using our established relationships with provincial governments and utility companies throughout China, we introduced our patented heat meters to the market during the second quarter of 2006. Sales to date have been small relative to our other product lines. However, we plan to work with various government entities to establish a national heating standard and become an active leader in China’s heat meter market in the coming years.

Market Overview

Heat transfer technology was introduced to China in the 1960’s from Russia, mainly for applications in the petroleum industry. Foreign manufacturers began to sell in China on a large commercial scale in the 1980’s and have since held strong positions in the Chinese market. Domestic producers entered the market in the late 1980’s and early 1990’s and began to establish meaningful positions in the market due to reduced costs, faster delivery times and improved service. The past decade has seen the rise of many domestic manufacturers along with joint ventures between local and international firms to create a market consisting of domestic firms, foreign joint ventures and direct imports. Large international PHE producers include: Alfa Laval, Sondex, GEA, Tranter, SWEP, Danfoss and Hisaka Works.

Today, heat exchangers are used in a wide range of industrial processes. Common end markets include energy (i.e., conventional and nuclear power plants), HVAC, petroleum refining, petrochemicals, metallurgy, food and beverage and chemical processing. Heat transfer equipment is also being employed in new energy applications such as wind, solar, biomass and waste disposal. In 2008, SmartHeat’s largest industry segments were petrochemicals, power plants, HVAC, chemical and metallurgy.

Due to the continuation of industrialization and urbanization trends in China, the China Heat Association believes that the domestic market for PHEs was approximately $2.4 billion in 2007 and estimated the market will grow at an annual rate of about 30% through 2010. The China Heat Association also believes that the domestic market for PHE Units was approximately $139 million in 2007 and estimated the market will grow at an annual rate of 70% through 2010.

Production

Until recently, we conducted all of our manufacturing activities at our Shenyang plant. On September 25, 2008 we acquired SanDeKe, a PHE manufacturing company located in the Pudong district, Shanghai. SanDeKe leases a manufacturing facility and business offices. Additionally, on May 27, 2009 we acquired the plant and machinery and land use rights of Siping Beifang, a major PHE manufacturer in China. Today, we currently operate the following three manufacturing facilities:

Location	PHEs/Day	PHE Units/Day	Heat Meters/Day
Shenyang (Taiyu)	10	4	200
Pudong (SanDeKe)	3	NA	NA
Siping Beifang	6	1	NA

Total	19	5	200

Location	Square Feet	Owned/Leased
Shenyang (Taiyu)	210,137	Owned
Pudong (SanDeKe )	13,450	Leased
Siping Beifang	269,000	Owned

Total	492,587

We generally operate on an eight-hour shift, with the exception of the high season from May to November, during which we may operate the plant for 11-12 hours per day. Production is driven by orders from clients and is scheduled on a just-in-time delivery basis. Our Shenyang facility currently has the capacity to produce ten PHEs, four PHE Units, and 200 heat meters per day, the SanDeKe facility has the capacity to produce three PHEs per day and our Siping Beifang facility has the capacity to produce six PHEs and one PHE Unit per day.

Marketing

Since initiating operations in May 2003, we have developed the Taiyu brand which is recognized and associated with quality production and first-rate service. We have established positive relationships with local governments in Beijing, Shenyang, Urumqi, Shandong, Jiangsu and Shanghai and we regularly appear in industry trade shows, attending bi-annual HVAC trade fairs in Shanghai and Chinese environmental protection forums. We also maintain positive relationships with local utilities, oil refiners, steel producers and food and beverage companies.

Suppliers

Plates

Plates for our PHEs and PHE Units are manufactured in our facilities and are also purchased from Sondex under the terms of our Sondex authorized dealer arrangement. While we are an authorized dealer, annual or quarterly purchasing prices are not fixed and fluctuate according to Sondex’s most recent pricing list. We generally order stainless steel plates two to three months in advance based on production needs and projected sales. Plate purchases from Sondex accounted for approximately 30% of our total annual raw material purchases in the fiscal year ended 2008. In the six months ended June 30, 2009, plate purchases from Sondex accounted for approximately 26% of our total raw material purchases. As we further integrate Siping Beifang into our operations, we believe our purchases of plates from Sondex will decrease further.

Components

Components generally include pumps, valves, pipes and electronic meters purchased from a number of premium international and domestic suppliers who have been certified to meet our quality specifications. Representative component suppliers include Siemens, Wilo A.G., Honeywell as well as others. Components are ordered on an as needed basis.

Plates and components together generally constituted approximately 98% of raw material purchases in 2008 and in the first six months of fiscal 2009.

Customers

We sell both directly through our sales force and through a network of 29 national distributors located throughout China. All of our work is performed based on written contracts with customers and there are no oral contracts. Our customer base is diversified across a number of end markets and our ten largest customers accounted for approximately 32% of our sales in fiscal 2008. Our largest customer accounted for approximately 6% of fiscal 2008 sales.

Intellectual Property

We use the Taiyu brand name on most of our PHEs and all of our PHE Units and heat meters. We have registered and received approval from the China Trademark Bureau for this trade name. We believe that the Taiyu brand name is recognized in China’s heating industry for quality and efficiency. We have eight registered patents in China for PHE products and heat meters. We have two patents for our plate heat exchangers, one for our heat transfer system for space heating and domestic hot water, one for a heat meter cleaning pipe, two for our heat meter testing system, one for an integrated heat transfer system and one for an efficient-heat testing bench. Five of our patents expire in 2014, one expires in 2016 and two expire in 2017.

Research and Development

To maintain our competitive edge in the marketplace and keep pace with new technologies, we believe that it is important to devote resources to ongoing research and development to find improved efficiencies in design, cost and energy capture.

Research and development costs for 2007 and 2008 were $343,800 and $1,020,000, respectively. We plan to continue to invest in research and development in order to identify new industry applications for PHEs, improve our heat meters, design heat meters for industrial usage, develop multifunctional PHE Units and modify PHE designs to meet current market demand. We also work with several professors who are heat transfer experts on an individual consulting basis.

Governmental and Environmental Regulation

While our PHEs and PHE Units are not subject to any material regulation by the Chinese government or other national agency, we have obtained National Safety Certification for our PHE products and we are an ISO 9001 certified manufacturer. The National Safety Certification is not required for either the production or sale of PHE products. However, obtaining this certification confirms our commitment to safety and quality. For companies in industries utilizing high temperatures or pressure in their production processes, the certification is of critical importance in choosing a PHE provider.

Our heat meters require a license for production and sale. We obtained this license on August 12, 2005. The license is valid through March 11, 2012, at which point we will need to submit a request to the Chinese government for renewal. The Safety Bureau conducts site visits and inspections of documents on a periodic basis to verify adherence to the standards. Additionally, due to rising energy costs and the increased sensitivity to environmental issues, Chinese government and local utility companies have made the use of heat meters compulsory in China. As of July 2003, heat meters were required nationally by law for new construction installed with central heating and, in April of 2008, the law was extended by the Energy Conservation Law, Article 38, to retrofitted buildings.

Our business and company registrations are in compliance with the laws and regulations of the municipal governments of Shenyang and China. We are subject to China’s National Environmental Protection Law as well as local laws regarding pollutant discharge, air, water and noise pollution, with which we comply. The cost of compliance with these regulations is not material.

Competition

The Company competes exclusively in the domestic Chinese market. We believe our competitive advantages lie in our superior engineering and design skills, the longevity and efficiency of the components that we use, our ability to vertically integrate our manufacturing process, our just-in-time delivery and the reliable after sale service we provide through our local service centers. We also believe that our position as a China-based producer of PHEs and PHE Units in a marketplace previously dominated by foreign manufacturers creates an advantage when seeking new customers.

PHEs

According to the China District Heating Association, Alfa Laval had the largest PHE market share in 2007, 30%, in mainland China. An assortment of other foreign producers held an aggregate market share of 20% and the rest consisted of multiple domestic producers. We believe the quality of our PHEs is considered equal to Alfa Laval’s as are our prices. In comparison with the other domestic producers, our prices are approximately 15% higher reflecting a premium that we believe is due to the quality of our products.

PHE Units

According to data from the China District Heating Association, we were the leading producer and seller of PHE Units in China in 2007, representing 8% of the market, followed by Danfoss and Accessen (a Sino-U.S. joint venture established by Denmark’s Accessen and utilizing Alfa Laval plates as well as their own plates in their PHE Units). We believe that Danfoss competes directly with us for the local heat and power companies’ contracts in larger cities, while Accessen targets the petrochemical, metallurgy and HVAC sectors.

As the majority of projects are awarded on a bid basis, prices among leading competitors are difficult to assess. For certain projects, we do not bid, rather we negotiate directly with customers. We have done prior projects with some of the customers we negotiate with, including one of our largest customers in 2008, Dalkia, a joint venture between Dalkia and the local government in the Heilongjiang province. Dalkia is the leading provider of energy services in Europe, active in multiple energy projects in China and is a subsidiary of Veolia EDF.

Heat Meters

The market for heat meters is extremely fragmented with multiple overseas and domestic producers and no established leader. Currently, the industry lacks national product standards, which will be needed because of the legislation requiring heat meters for all residential and commercial spaces. We seek to become an integral player in the establishment of national heat meter standards and a leading supplier of heat meters in China.

Our Strategy

Our goal is to grow organically, promote the sale of PHEs, PHE Units and heat meters and execute strategic acquisitions that are accretive, synergistic, allow us to gain entry to new industries and expand our customer base.

Achieve Organic Growth by Offering Superb Products and Services

We believe that the current PHE market is fragmented and represents an excellent opportunity for us to gain additional market share from our competitors. We intend to increase the number of our branch offices and sales representatives throughout China in order to acquire new customers in more regions. We also intend to leverage our strong brand, first rate customer service, quality engineering and reliable product delivery to obtain continued orders from our existing clients as well as to gain market share from our weaker competitors. Going forward, we intend to acquire new businesses and grow our existing businesses with the top international engineering firms as well as local governments and municipalities. We will undertake the following steps to acquire market share:

•

Provide Quality Technical Support. The selection of PHEs and PHE Units requires technical knowledge regarding the operating temperature, pressure, corrosivity, viscosity and purity of the fluid as well as the pressure loss within the system. We intend to continue to provide high levels of technical support to ensure that our customers consistently receive the right equipment for their projects. We also intend to provide streamlined and error free installation processes to minimize project complications. We believe that our continued commitment to quality support will promote our ability to capture market share from our competitors.

•

Provide On-Time Delivery for Projects. Delays in delivering equipment in large scale projects can cause significant complications, potentially jeopardizing project deadlines and materially affecting a project’s profitability. We intend to continue to differentiate ourselves by providing equipment delivery and installation on time through our proprietary just-in-time design and production system. We integrate our proprietary online CAD software with a real time ERP system. This integrated method allows field salesmen to input orders, obtain draft models, access quotes and confirm delivery dates in minutes. It also allows inventory and production personnel to accurately schedule production runs to reduce lead times to five days for PHEs and ten days for PHE Units, which we believe are among the best lead times in the industry.

•

Build Our Brand and Enhance Our Reputation for Product Quality. When purchasing capital goods such as PHEs and PHE Units, product quality is vital due to the expected longevity of the product. We intend to continue our stringent manufacturing practice, adhering to ISO 9000 standards to ensure our products continue to meet and exceed performance parameters. We will also continue to fund research and development to find improved efficiencies in design, cost and energy capture. In addition, our recent acquisition of Siping Beifang allows further vertical integration of our manufacturing processes and better control over the quality of the plates used in our products.

Continue to Expand PHE Unit Sales.

The production and sale of PHE Units has been vital to our growth. PHE Units require a much higher level of technical skill and knowledge of the applications in which they operate, allowing for premium pricing and creating a barrier to entry for competitors attempting to enter the market. Less than five years after entering the market, we have emerged as a leading domestic producer of PHE Units, with a 2007 market share of approximately 8%, according to the China District Heating Association. We are focused on continuing to pursue sales of higher value-added PHE Units and believe we are well-positioned to capture incremental market share in a category that is projected to grow 70% per year.

Promote Heat Meter Sales

Due to rising energy costs and the increased sensitivity to environmental issues, the Chinese government and local utility companies have made the use of heat meters compulsory in China. As of July 2003, heat meters were required nationally by law for new construction installed with central heating and the law was extended in April of 2008 by the Energy Conservation Law, Article 38, to existing buildings being retrofitted. We plan to work with the various government entities to establish a national heating standard. We intend to leverage the Taiyu brand and our superior quality to gain market share in the heat meter market. Currently, heat meters are a relatively insignificant portion of our revenue, however we believe that there is significant potential for increased heat meter sales in the future. We will leverage our strong brands and our position as PHE and PHE Unit providers to cross sell heat meters and capture share in the heat meter market.

Execute Strategic Acquisitions

We intend to selectively acquire domestic targets that would enable us to expand our customer base or gain entry into new industries. For example, the recent acquisition of the plant and machinery and land use rights from Siping Beifang provided us with an entrance into the petrochemical and high pressure chemical end markets which were previously immaterial segments for us. Due to the high pressure and heat tolerance demands of the petrochemical industry, we have also acquired valuable engineering expertise that may help us address the nuclear energy segment in a meaningful way. We will continue to identify and review targets that are accretive to our earnings, easily integrated into our existing infrastructure, and synergistic to our operations. More specifically, we will seek the following qualities in our acquisition targets:

•

Entry Into New Industries and Customers. PHEs and PHE Units have broad industrial applications in a variety of end markets including energy (i.e., conventional and nuclear power plants), HVAC, petroleum refining, petrochemicals, metallurgy, food and beverage and chemical processing. We will review targets with concentration in certain industries where we currently have a limited presence as a potentially cost-effective way to acquire new customers, gain entry into new industries and further diversify our business.

•	Earnings Accretion. We will focus on potential targets that will be immediately accretive to our earnings.

•	Synergistic and Easily Integrated. We will seek the acquisition of businesses that can provide synergy to our existing operations and can be easily integrated.

Seasonality

We typically experience significantly stronger sales in the third and fourth calendar quarters with up to 77% of our revenue generated during the winter season in China. Our quarterly revenues may fluctuate significantly due to the seasonal nature of central heating services in China, where the equipment used in residential buildings must be delivered and installed prior to the beginning of the heating season in late fall. We believe that as we expand our presence into other industries and sectors, this seasonality will be partially mitigated.

Employees

As of June 30, 2009 we had approximately 500 full-time employees and approximately 170 seasonal employees.

We maintain strong ties with our employees and staff and retention is stable. Our employee contracts adhere to both State and Provincial employment regulations and all social security regulations. All compensation, including social insurance, is paid in a timely manner to authorities and employees. There have been no disputes to date and there are no collective bargaining agreements.

Our sales personnel are eligible to receive annual bonuses based on pre-established sales targets. Production employees are also eligible for annual bonuses based on product quality ratios, customer complaint ratios, new product invention and product inventory.

Management

The following is an overview of our executive officer team as of the date of this prospectus supplement:

Jun Wang, Chairman of the Board of Directors, President & CEO

Mr. Wang is one of the original founders of Taiyu (founded Taiyu in 2002). Prior to that, from 2000 to 2002, he was the Vice General Manager of Beijing HotNet Company. From 1996 to 1999, he was a sales manager for Honeywell International Inc. From 1994 to 1996, he was a sales manager for Alfa Laval. Mr. Wang obtained his Master’s degree in Engineering from Tsinghua University in 1989.

Zhijuan Guo, CFO & Treasurer

Ms. Guo was appointed Chief Financial Officer of Taiyu in 2002. Prior to that time, from December 2000 to June 2002, she served as the Production Planning Director of Shenyang Thermoelectric Co. Ltd. From March 1999 to November 2000, she served as Auditing Director of Shenyang Dongyu Group Corp. From July 1993 to February 1999, Ms. Guo served as Finance Manager of Shenyang Dongyu Real Estate Development Company. Ms. Guo obtained her MBA degree from Shenyang NorthEastern University in 2001.

Huajun Ai, Corporate Secretary

Ms. Ai joined Taiyu in 2002 as Corporate Secretary. Prior to that time, from December 2000 to October 2002, she served as an accountant at Shenyang Dongyu International Trade Co., Ltd. From July 1994 to November 2000, Ms. Ai served as an accountant at Northeast Jincheng Industrial Corp. Ms. Ai obtained her Bachelor’s degree in Foreign Trade Accounting from Shenyang North Eastern University in 1994.

Advisory Fee

We have agreed to compensate Advantage Consultants Limited, a British Virgin Islands limited company, a consulting fee of approximately $3.9 million (approximately $4.5 million if the over-allotment option is exercised), which includes reimbursement of its direct out-of-pocket expenses for its advisory services to the Company. Advantage Consultants Limited is not a member of FINRA and is not affiliated or associated with a FINRA member.

UNDERWRITING

We have entered into an underwriting agreement with William Blair & Company, L.L.C. acting as the representative of the underwriters including BMO Capital Markets Corp. with respect to the shares subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase 7,246,087 shares of our common stock from us as set forth in the following table:

Underwriters	Number of Shares
William Blair & Company, L.L.C.	4,709,957
BMO Capital Markets Corp.	2,536,130

Total	7,246,087

The underwriting agreement provides that the obligation of the underwriters to purchase the shares offered hereby is subject to certain conditions and that the underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

If the underwriters sell more shares than the above number, the underwriters have an option for 30 days to buy up to an additional 1,086,913 shares from us at the public offering price less the underwriting commissions and discounts to cover these sales.

The underwriters propose to offer to the public the shares of common stock purchased pursuant to the underwriting agreement at the public offering price on the cover page of this prospectus. Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum discount or commission to be received by any FINRA member or independent broker/dealer generally may not be greater than 8.0% of the gross proceeds received by us from the sale of any securities being registered pursuant to SEC Rule 415. In addition, the underwriters may offer some of the shares to other securities dealers and finders at such price less a concession of $0.378 per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.100 per share to other dealers or finders. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times. In connection with the sale of the shares of common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts.

We estimate that our total expenses for this offering, excluding the underwriting discounts and commissions and advisory fees will be approximately $400,000 and are payable by us.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions payable by us	$0.630	$0.630	$4,565,035	$5,249,790
Non-accountable and accountable expenses payable by us	$0.055	$0.048	$400,000	$400,000

We have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or securities exchangeable or convertible into common stock, without the prior written consent of William Blair & Company, L.L.C., for a period of 180 days, subject to an 18-day extension under certain circumstances, following the date of this prospectus, subject to certain exceptions including for acquisitions. In addition, all of our executive officers, directors and principal stockholders have entered into lock-up agreements with the underwriters. Under those lock-up agreements, subject to exceptions, those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce to do any of the foregoing, without the prior written consent of William Blair & Company, L.L.C., for a period of 180 days, subject to an 18-day extension under certain circumstances, from the date of this prospectus. This consent may be given at any time without public notice.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or such other indemnified parties may be required to make in respect of any such liabilities.

Our common stock is listed on the Nasdaq Global Market under the symbol “HEAT.”

The underwriters and their respective affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may receive in the future, customary fees. Other than the foregoing, neither William Blair & Company, L.L.C nor BMO Capital Markets Corp. have any material relationship with us or any of our officers, directors or controlling persons, except with respect to the contractual relationship of William Blair & Company, L.L.C and BMO Capital Markets Corp. with us entered into in connection with this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online.

Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

VALIDITY OF THE SECURITIES

The validity of the shares of common stock offered in this prospectus supplement has been passed upon for us by Holland & Hart LLP, Reno, Nevada. The Newman Law Firm, PLLC has acted as corporate and securities counsel for the Company and, in connection with this offering, the Beijing Rondos Law Firm has acted as the PRC counsel for the Company. Winston & Strawn LLP New York, New York has acted as U.S. counsel for the underwriters, and the Jun He Law Offices have acted as PRC counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements for the years ended December 31, 2007 and 2008 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Goldman, Parks, Kurland & Mohidin, L.L.P., an independent certified public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement.

For further information with respect to our common stock and us, you should refer to the registration statement, its exhibits and the material incorporated by reference therein. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

The registration statement may be inspected and copied at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. and the Regional Offices at the Commission located in the 175 West Jackson Boulevard, Suite 900, Chicago Illinois, and at 3 World Financial Center, Suite 400, New York, New York. Copies of those filings can be obtained from the Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information. We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information that we file with them, which means that we can disclose important information to you by referring you in this section directly to those documents. The information incorporated by reference is considered to be part of the prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents were filed with the SEC pursuant to the Exchange Act and are incorporated by reference and made a part of the prospectus:

•	our Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2009, as filed with the SEC on August 11, 2009;

•	our Current Report on Form 8-K, dated August 11, 2009, as filed with the SEC on August 11, 2009;

•	our Current Report on Form 8-K, dated July 31, 2009, as filed with the SEC on August 3, 2009;

•	our Current Report on Form 8-K, dated July 29, 2009, as filed with the SEC on July 29, 2009;

•	our Current Report on Form 8-K, dated July 7, 2009, as filed with the SEC on July 7, 2009;

•	our Annual Report on Form 10-K for fiscal year ended December 31, 2008, as filed with the SEC on March 18, 2009, and as amended on April 3, 2009, May 5, 2009 and June 23, 2009;

•	our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2009, as filed with the SEC on May 11, 2009, as amended on May 22, 2009 and June 23, 2009;

•	our Current Report on Form 8-K, dated January 29, 2009, as filed with the SEC on January 30, 2009;

•	our Current Report on Form 8-K, dated March 18, 2009, as filed with the SEC on March 18, 2009;

•	our Current Report on Form 8-K, dated May 10, 2009, as filed with the SEC on May 11, 2009;

•	our Current Report on Form 8-K, dated May 27, 2009, as filed with the SEC on May 29, 2009, as amended on June 16, 2009;

•	the description of our common stock contained in our Form 8-A filed on January 27, 2009 under the caption “Description of Common Stock”; and

•

all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Notwithstanding the foregoing, unless specifically stated to the contrary, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including any exhibit under Item 9.01 of Form 8-K with respect thereto that we may from time to time furnish to the SEC, will be incorporated by reference into, or otherwise included in, the prospectus.

Any statement contained herein or made in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus.

We will provide without charge to each person to whom the prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the prospectus incorporates). Written or telephone requests should be directed to: SmartHeat Inc., A-1, 10, Street 7, Shenyang Economic and Technological Development Zone, Shenyang, China 110027. Our telephone number is +86 (24) 2519-7699.

PROSPECTUS

$75,000,000

Common Stock	Warrants
Rights	Units

SmartHeat Inc. may offer and sell from time to time, in one or more series, any one of the following securities of our company:

•	common stock;

•	warrants to purchase our common stock;

•	rights to purchase common stock, warrants or units;

•	units comprised of, or other combinations of, the foregoing securities.

Each time our securities are offered, we will provide a prospectus supplement containing more specific information about the particular offering and attach it to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement which includes a description of the method and terms of this offering.

Our common stock is traded on the Nasdaq Global Market under the symbol “HEAT.” As of June 1, 2009, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $83,902,710, based on 24,179,900 shares of outstanding common stock, of which approximately 10,553,800 shares are held by non-affiliates, and a per share price of $7.95 based on the closing sale price of our common stock on June 1, 2009.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” in the accompanying prospectus supplement and in the documents we incorporate by reference in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 6, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf registration statement, we may, from time to time, sell any combination of the securities referred to herein in one or more offerings for total gross proceeds of up to $75,000,000. This prospectus provides you with a general description of the securities we may offer.

This prospectus provides you with some of the general terms that may apply to an offering of our securities. Each time we sell securities under this shelf registration we will provide a prospectus supplement that will contain specific information about the terms of that specific offering, including the number and price per security (or exercise price) of the securities to be offered and sold in that offering and the specific manner in which such securities may be offered. The prospectus supplement may also add to, update or change any of the information contained in this prospectus. If there is an inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in the prospectus supplement. Before making an investment decision, it is important for you to read and consider the information contained in this prospectus and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information provided in or incorporated by reference in this prospectus, any prospectus supplement or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information. We are not making an offer of any securities in any jurisdiction where the offer is not permitted, and this document may only be used where it is legal to sell the securities described herein. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

We obtained statistical data, market data and other industry data and forecasts used throughout, or incorporated by reference in, this prospectus from market research, publicly available information and industry publications. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus. We have summarized certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our business and the terms of the offering, including the merits and risks involved.

This prospectus contains, or incorporates by reference, trademarks, tradenames, service marks and service names of SmartHeat Inc. and other companies.

NOTE ON FORWARD LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus or in any prospectus supplement constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC and within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. These forward statements include statements relating to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the market for PHE products and heat meters in China;

•	our expectations regarding demand for our products;

•	our expectations regarding keeping and strengthening our relationships with key customers;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our ability to attract and retain quality employees;

•	our ability to pursue strategic acquisitions and alliances;

•	competition in our industry in China;

•	general economic and business conditions in the regions in which we sell our products;

•	relevant government policies and regulations relating to our industry; and

•	market acceptance of our products.

Please see “Risk Factors” in any accompanying prospectus supplement or in our Annual Reports on Form 10-K and on Quarterly Reports on Form 10-Q for risks which could adversely impact our business and financial performance. Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus or the date of any prospectus supplement. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus or in any prospectus supplement.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in the securities offered hereby, you should read the entire prospectus and any supplement hereto carefully, including the risk factors section as well as the financial statements and the notes to the financial statements incorporated herein by reference.

In this prospectus and any amendment or supplement hereto, unless otherwise indicated, the terms “SmartHeat,” “we,” “us,” and “our” refer to SmartHeat Inc.

Our Company

We are a leading provider of plate heat exchanger products to China’s industrial, residential and commercial markets. We design, manufacture, sell, and service plate heat exchangers (“PHEs”), and plate heat exchanger units which combine plate heat exchangers with various pumps, temperature sensors, valves, and automated control systems (“PHE Units”), and heat meters for a broad range of industries, including petroleum refining, petrochemicals, power generation, metallurgy, food & beverage and chemical processing. We sell PHEs under the Sondex brand and PHE Units designed by our engineers and assembled with Sondex plates under our Taiyu brand name. We are an authorized dealer of Sondex PHEs for the industrial and energy sectors in China.

We were incorporated in the State of Nevada on August 4, 2006 under the name Pacific Goldrim Resources, Inc. as an exploration stage corporation that intended to engage in the exploration of silver, lead and zinc. On April 14, 2008 we changed our name to SmartHeat Inc., and acquired all of the equity interests in Shenyang Taiyu Machinery & Electronic Equipment Co, Ltd. (“Taiyu”), a privately held company formed under the laws of the People’s Republic of China (“China”) engaged in the design, manufacture, sale, and servicing of plate heat exchange products in China. The acquisition of Taiyu’s equity interests was accomplished pursuant to the terms of a Share Exchange Agreement dated April 14, 2008 (the “Share Exchange Agreement”) by and among SmartHeat, Taiyu and all of the shareholders of Taiyu (the “Taiyu Shareholders”). At the closing under the Share Exchange Agreement, all of the equitable and legal rights, title and interests in and to Taiyu’s share capital in the amount of Yuan 25,000,000 were exchanged for an aggregate of 18,500,000 shares of SmartHeat common stock (the “Share Exchange”). As a result of the Share Exchange, Taiyu became a wholly-owned subsidiary of SmartHeat.

Prior to our acquisition of Taiyu, we were in the development stage and had minimal business operations. We had no interest in any property, but had the right to conduct exploration activities on thirteen (13) mineral title cells covering 270,27 hectacres (667,85 acres) in the Slocan Mining Division of southeastern British Columbia, Canada. In connection with the acquisition of Taiyu, the Company transferred all of its pre-closing assets and liabilities (other than the obligation to pay a $10,000 fee to the Company’s audit firm) to a wholly owned subsidiary, PGR Holdings, Inc., a Nevada corporation (“SplitCo”), under the terms of an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations dated April 14, 2008 (the “Transfer Agreement”). The Company also sold all of the outstanding capital stock of Split Co to Jason Schlombs (the former director and officer, and a major shareholder, of the Company) pursuant to a Stock Purchase Agreement dated April 14, 2008 (the “Split-Off Agreement”) in exchange for the surrender of 2,500,000 shares of the Company’s common stock held by Mr. Schlombs (the “Split-Off’).

Our principal offices are located at A-1, 10, Street 7, Shenyang Economic and Technological Development Zone, Shenyang, China 110027. Our telephone number is +86 (24) 2519-7699.

The Securities We May Offer

We may offer and sell from time to time up to an aggregate of $75,000,000 of any of, or combinations of, the following securities:

Common Stock

We may issue shares of our common stock. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose. Holders of common stock are entitled to one vote per share. Holders of common stock have no cumulative voting rights in the election of directors.

Warrants

We may issue warrants for the purchase our common stock of our company. We may issue warrants independently or together with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. To the extent the warrants are publicly-traded, we will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

Rights

We may issue rights to purchase our common stock, warrants or units issued by our company. We may issue rights independently or together with other securities. Rights sold with other securities as a unit may be attached to or separate from the other securities and may be (but shall not be required to be) publicly-listed securities.

Units

We may also issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.

Prospectus Supplement

We will describe the terms of any such offering in a supplement to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. Such prospectus supplement will contain the following information about the offered securities:

•	title and amount;

•	offering price, underwriting discounts and commissions or agency fees, and our net proceeds;

•	any market listing and trading symbol;

•	names of lead or managing underwriters or agents and description of underwriting or agency arrangements; and

•	the specific terms of the offered securities.

This prospectus may not be used to offer or sell securities without a prospectus supplement which includes a description of the method and terms of this offering.

RISK FACTORS

Investing in our securities involves a high degree of risk. The prospectus supplement relating to a particular offering will contain a discussion of risks applicable to an investment in the securities offered. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from these sales for general corporate purposes including the expansion of our product offerings, capital expenditures and to meet working capital needs. The amounts and timing of the expenditures will depend on numerous factors, such as growth in our markets, technological advances and the competitive environment for our products.

DESCRIPTION OF SECURITIES AND SECURITIES WE MAY OFFER

General

The following description of our capital stock (which includes a description of securities we may offer pursuant to the registration statement of which this prospectus, as the same may be supplemented, forms a part) does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws and by the applicable provisions of Nevada law.

Our authorized capital stock consists solely of 75,000,000 shares of common stock. As of the date of this prospectus, our outstanding capital stock consists of 24,179,900 shares of common stock, $0.001 par value, held of record by approximately 77 stockholders and no shares of preferred stock. Since some of our shares of common stock are held in street or nominee name, it is believed there are a substantial number of additional beneficial owners of our common stock. An additional 393,000 shares are reserved for issuance upon the exercise of outstanding warrants. The warrants are immediately exercisable, expire on the third anniversary of their issuance and entitle their holders to purchase up to 393,000 shares of our common stock at an initial exercise price of $6.00 per share. We also reserved an additional 20,000 shares for issuance upon the exercise of outstanding stock options granted to two of our directors. Each option vests in one-third increments on the first three anniversaries of the grant date, entitles the holder to purchase 10,000 shares of our common stock at an exercise price of $4.60 per share and expires on the fifth anniversary of the grant date.

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $75,000,000 in the aggregate of:

•	common stock;

•	warrants to purchase our securities;

•	rights to purchase our common stock, warrants or units; or

•	units comprised of, or other combinations of, the foregoing securities.

The common stock, the rights, the warrants, and the units are collectively referred to in this prospectus as the “securities.” When a particular series of securities is offered, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered securities.

Common Stock

The holders of common stock are entitled to one vote per share. Our Articles of Incorporation does not provide for cumulative voting. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights.

Warrants

We may issue warrants for the purchase of our common stock. Warrants may be issued independently or together with our common stock and may be attached to or separate from any offered securities. To the extent warrants we issue are to be publicly-traded, each series of such warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with such warrants. The warrant agent will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of certain provisions of the warrants is not complete. For the terms of a particular series of warrants, you should refer to the prospectus supplement for that series of warrants and the warrant agreement for that particular series.

Rights

We may issue rights to purchase our common stock, warrants or units. The rights may or may not be transferable by the persons purchasing or receiving the rights. In connection with any rights offering, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other persons would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of rights will be issued under a separate rights agent agreement to be entered into between us and one or more banks, trust companies or other financial institutions, as rights agent, that we will name in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the rights and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

The prospectus supplement relating to any rights that we offer will include specific terms relating to the offering, including, among other matters:

•	the date of determining the security holders entitled to the rights distribution;

•	the aggregate number of rights issued and the aggregate amount of common stock, warrants or units purchasable upon exercise of the rights;

•	the exercise price;

•	the conditions to completion of the rights offering;

•	the date on which the right to exercise the rights will commence and the date on which the rights will expire; and

•	any applicable federal income tax considerations.

Each right would entitle the holder of the rights to purchase for cash the principal amount of common stock, warrants or units at the exercise price set forth in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights will become void.

If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than our security holders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

Units

We may issue units comprised of one or more of the other securities described in this prospectus or in any prospectus supplement in any combination. Each unit will be issued so that the holder of the unit is also the holder, with the rights and obligations of a holder, of each security included in the unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date or upon the occurrence of a specified event or occurrence.

The applicable prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any unit agreement under which the units will be issued;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete. For the particular series of units, you should refer to the prospectus supplement for that series of units, the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

Anti-Takeover Law

The Company is subject to the Nevada anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Nevada corporations from engaging in a merger, consolidation, sales of its stock or assets, and certain other transactions with any stockholder, including all affiliates and associates of the stockholder, who owns 10% or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 10% or more of the corporation’s voting stock except in certain situations.

In addition, the Company is subject to the Nevada “control share” statute which prohibits an acquiring person, under certain circumstances, from voting certain shares of a target corporation’s stock after such acquiring person’s percentage of ownership of such corporation’s stock crosses certain thresholds, unless the target corporation’s disinterested stockholders approve the granting of voting rights to such shares.

Transfer Agent and Registrar

Interwest Transfer Company, Inc. is the transfer agent and registrar for our common stock.

Listing

Our common stock is quoted on the Nasdaq Global Market under the trading symbol “HEAT.”

PLAN OF DISTRIBUTION

We may sell the securities offered through this prospectus: (i) to or through underwriters or dealers, (ii) directly to purchasers, including our affiliates, (iii) through agents, or (iv) through a combination of any these methods or any other permissible method. The securities may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement used for any offering and sale of securities contemplated hereunder will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the offered securities, if any are purchased.

We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. The terms of any over-allotment option will be set forth in the prospectus supplement for those securities.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities, and any institutional investors or others that purchase securities directly for the purpose of resale or distribution, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act.

We may provide agents, underwriters and other purchasers with indemnification against particular civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents, underwriters or other purchasers may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

Unless otherwise specified in the applicable prospectus supplement, any common stock sold pursuant to a prospectus supplement will be eligible for listing on the Nasdaq Global Market, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

In order to comply with the securities laws of some states, if applicable, the securities offered pursuant to this prospectus will be sold in those states only through registered or licensed brokers or dealers. In addition, in some states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

Direct Sales and Sales Through Agents

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Contracts

If the prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We, the underwriters or other agents may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters or agents may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters or agents. The underwriters or agents may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters or agents may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Electronic Auctions

We may also make sales through the Internet or through other electronic means. Since we may from time to time elect to offer securities directly to the public, with or without the involvement of agents, underwriters or dealers, utilizing the Internet or other forms of electronic bidding or ordering systems for the pricing and allocation of such securities, you will want to pay particular attention to the description of that system we will provide in a prospectus supplement.

Such electronic system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms and conditions at which such securities are sold. These bidding or ordering systems may present to each bidder, on a so-called “real-time” basis, relevant information to assist in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected. Of course, many pricing methods can and may also be used.

Upon completion of such an electronic auction process, securities will be allocated based on prices bid, terms of bid or other factors. The final offering price at which securities would be sold and the allocation of securities among bidders would be based in whole or in part on the results of the Internet or other electronic bidding process or auction.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of any securities being offered in this prospectus will be passed upon for us by Holland & Hart LLP, Reno, Nevada.

EXPERTS

The consolidated financial statements for the years ended December 31, 2007 and 2008 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Goldman, Parks, Kurland & Mohidin, L.L.P., an independent certified public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

All documents filed by the registrant after the date of filing the initial registration statement on Form S-3 of which this prospectus forms a part and prior to the effectiveness of such registration statement pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. In addition, the documents we are incorporating by reference as of the date hereof are as follows:

•	our Current Report on Form 8-K, dated July 7, 2009, as filed with the SEC on July 7, 2009;

•	our Annual Report on Form 10-K for fiscal year ended December 31, 2008, as filed with the SEC on March 18, 2009, and as amended on April 3, 2009, May 5, 2009 and June 23, 2009;

•	our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2009, as filed with the SEC on May 11, 2009, as amended on May 22, 2009 and June 23, 2009;

•	our Current Report on Form 8-K, dated January 29, 2009, as filed with the SEC on January 30, 2009;

•	our Current Report on Form 8-K, dated March 18, 2009, as filed with the SEC on March 18, 2009;

•	our Current Report on Form 8-K, dated May 10, 2009, as filed with the SEC on May 11, 2009;

•	our Current Report on Form 8-K, dated May 27, 2009, as filed with the SEC on May 29, 2009, as amended on June 16, 2009;

•	the description of our common stock contained in our Form 8-A filed on January 27, 2009 under the caption “Description of Common Stock”; and

•

all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

SmartHeat Inc.

A-1, 10, Street 7

Shenyang Economic and Technological Development Zone

Shenyang, China 110027

+86 (24) 2519-7699

Attention: Chief Executive Officer

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement.

For further information with respect to our common stock and us, you should refer to the registration statement, its exhibits and the material incorporated by reference therein. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

The registration statement may be inspected and copied at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. and the Regional Offices at the Commission located in the 175 West Jackson Boulevard, Suite 900, Chicago Illinois, and at 3 World Financial Center, Suite 400, New York, New York. Copies of those filings can be obtained from the Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information. We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES LAW VIOLATIONS

The Nevada Revised Statutes provide that a director or officer is not individually liable to the corporation or its shareholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The Articles of Incorporation or an amendment thereto may, however, provide for greater individual liability. Furthermore, directors may be jointly and severally liable for the payment of certain distributions in violation of Chapter 78 of the Nevada Revised Statutes.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, shareholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct meets the requirements of Nevada law to impose such liability. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any shareholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

The Nevada Revised Statutes also provide that under certain circumstances, a corporation may indemnify any person for amounts incurred in connection with a pending, threatened or completed action, suit or proceeding in which he is, or is threatened to be made, a party by reason of his being a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation’s articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Additionally, a corporation may indemnify a director, officer, employee or agent with respect to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation’s articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, however, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to the corporation or for amounts paid in settlement to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Our By-Laws provide, among other things, that a director, officer, employee or agent of the corporation will be indemnified against all expense, liability, and loss (including attorneys’ fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered in connection with any threatened, pending, or completed action suit, or proceeding, whether civil, criminal, administrative, or investigative provided that he or she either is not liable pursuant to Nevada Revised Statutes 78.138 (relating to liability of directors and officers to the corporation in certain instances) or acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

You should rely only on the information contained in this prospectus. We have not authorized any dealer, broker, salesperson or any other person to provide you with information or to make any representations different from those contained in this prospectus or incorporated herein by reference. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

7,246,087 Shares

SmartHeat, Inc.

Common Stock

Prospectus Supplement

September 17, 2009

William Blair & Company

BMO Capital Markets